WOFLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050



November 18, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

> Re: Marks & Spencer p.l.c. (File No. 82-1961)
>   Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

Announcement	**Issue Date**
1. Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	November 18, 2005
2. Notification of Submission of Half Year Report to the Financial Services Authority	November 18, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

NOV 29 2005

By: *George Rudy*
George Rudy
Authorized Representative

Enclosures

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* **MARKS AND SPENCER GROUP PLC**	2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (i)
3. Name of *person discharging managerial responsibilities/director* FLIC HOWARD-ALLEN - PDMR	4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them PERSHING KEEN NOMINEES LIMITED	8. State the nature of the transaction EXERCISE OF EXECUTIVE SHARE OPTIONS OVER 32,857 SHARES AND SUBSEQUENT SALE OF 32,857 SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 32,857 SHARES	10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed 32,857 SHARES	12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
13. Price per *share* or value of transaction 446.25P	14. Date and place of transaction 15 NOVEMBER 2005 - LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 5,244 SHARES	16. Date issuer informed of transaction 18 NOVEMBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	20. Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22. Total number of *shares* or debentures over which options held following notification

23. Any additional information N/A	24. Name of contact and telephone number for queries ANDREW GREEN – 020 8718 9984

Name and signature of duly authorised officer of *issuer* responsible for making notification
ANDREW GREEN Date of notification 18 NOVEMBER 2005

Issued: 18 November 2005

Half Year Results to 1 October 2005

Copies of the Half Year Report of Marks and Spencer Group plc have been submitted to the Financial Services Authority ("FSA") and will shortly be available for inspection at the FSA's Document Viewing Facility, situated at:

Financial Services Authority
25, The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

The Half Year Report is also available to view on the Company website at
www.marksandspencer.com/thecompany/investorrelations/index

For further information, please contact:

Andrew Green   Tel. 020 8718 9984